

Jon Siann · 3rd

CTO and Founder at TrakPoint Solutions Inc. and Pendram Inc.

San Diego, California · 432 connections · **Contact info**

TrakPoint Solutions Pendram Inc.

 **The University of Ed**

Experience

CTO and Founder

TrakPoint Solutions Inc. and Pendram Inc.

Jul 2018 – Present · 2 yrs 2 mos
Del Mar, CA

Entrepreneur, inventor and design engineer with over 40 successful patents. Founded and launched a number of innovative companies focused on delivering enterprise class, ultra low power, hardware, software communications and location platforms. Creative, passionate, and determined with a unique talent for forming strategic teams to execute his vision. Jon holds an EE from University of Edinburgh, UK and started his successful career in silicon chip design at IBM. Jon also held high level executive, technical and marketing positions at Peregrine, Netlist, Rockwell, Brooktree, AMCC, Bretelon, Micropower & Sigma Designs.

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Business Unit GM VP, Mobile IoT (MIoT)

Sigma Designs

Nov 2015 – Jul 2018 · 2 yrs 9 mos
San Diego

Lead Sigma's MIOT division as VP GM, driving customer engagement and development execution. On a very capital efficient budget we d[...] power 4G/GPS mobile tracker based on our uniqu[...]









CEO/CTO and Founder

Bretelon, Inc

Feb 2013 – Nov 2015 · 2 yrs 10 mos

Greater San Diego Area

Bretelon pioneered a mobile location tracking plat
silicon chipset design in combination with a uniqu
lower power than the industry, Bretelon tags deliv
closing an eight digit development contract with a

CEO

MicroPower Technologies, Inc.

Apr 2008 – Jan 2013 · 4 yrs 10 mos

- Founded the company in 2008. Initially boot stra
- Conceived of underlying RF/semiconductor/syst
- Correctly anticipated the feature set to deliver a
ahead of product availability.

VP Marketing

Netlist

Mar 2007 – Jun 2009 · 2 yrs 4 mos

- Lead all product-line management and marketin
- Evolved the company's roadmap away from com
of IP rich, system level server memory and storag
- The strategy delivered the "NVvault" and "Hype

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Education

The University of Edinburgh

BSC (Honours), Electronic and Electrical Engineering

1982 – 1986

BSc (Hons) Electrical Electronic Engineering

Skills & Endorsements

Start-ups · 26

 Endorsed by **Mark Steele and 1 other who is highly skilled at this**

Product Management · 24

 Endorsed by **2 of Jon's colleagues at AppliedMicro**

Wireless · 18

Justin MacLaurin and 17 connections have given endorseme

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